September 7, 2017

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Asset Trust

Form N-14 Registration Statement

SEC File No. 333-219963

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubay of the Staff of the Securities and Exchange Commission (the “SEC”) on August 24, 2017, pertaining to the above referenced N-14 filing (the “Registration Statement”) submitted by Virtus Asset Trust (the “Trust”) on August 14, 2017 in connection with the acquisition of the assets of Virtus Contrarian Value Fund, a series of Virtus Equity Trust, by and in exchange for shares of Virtus Ceredex Mid-Cap Value Equity Fund, a series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.       Comment:

Please confirm to the Staff that the acquiring fund will be the accounting survivor in the Reorganization.

Response: The Registrant confirms the acquiring fund will be the accounting survivor in the Reorganization.

2.	Comment:

The filing cover page of the Registration Statement requires the name of the Registrant as specified in its charter, so please remove the name of the fund.

Response: Requested change has been made.

3.	Comment:

In the shareholder letter, second paragraph, the disclosure related to the entities paying the costs of the Reorganization is not consistent with the disclosure in the N-14.

EDGAR Operations Branch
September 7, 2017

Response: Disclosure related to the entities paying the costs of the Reorganization has been revised to reflect that the costs will be shared between Contrarian Value and Virtus Investment Advisers, Inc. (“VIA”).

4.	Comment:

Please explain why there are adjustments in the capitalization table totaling $73K. The Reorganization Agreement states that $115,000 should be split evenly between the acquired fund and VIA, so the Staff would expect adjustments of approximately $57.5K.

Response: The costs of the reorganization are to be shared between Contrarian Value and VIA, but it is not intended that they be split equally. It has been determined that the portion of the expenses that Contrarian Value will be responsible for amounts to approximately $75K. (This amount has been revised from that which appeared in our original filing.)

5.	Comment:

In the response to the last question on the first page of the Q&A, “Are there differences between the investment objectives and investment strategies of Contrarian Value and Mid-Cap Value?,” please clarify in the last sentence each fund’s sector focus and concentration.

Response: We have added: “Neither fund is designed to specifically focus on any particular sector or sectors, nor does either have a policy to concentrate its assets in issuers conducting their principal business activities in the same industry.”

6.	Comment:

Page ii of the Q&A. Under the question, “Who will pay for the legal costs and proxy solicitation associated with the proposal?,” please ensure the description of how the costs are borne is consistent with other parts of the document. If costs are shared equally, state so.

Response: The referenced disclosure is correct as written. We have revised the descriptions of how the costs will be borne so they are consistent throughout the document.

7.	Comment:

On page 4, first paragraph, please clarify in the last sentence each fund’s sector focus and concentration policies.

Response: We have added: “Neither fund is designed to specifically focus on any particular sector or sectors, nor does either have a policy to concentrate its assets in issuers conducting their principal business activities in the same industry.”

EDGAR Operations Branch
September 7, 2017

8.	Comment:

On page 5, first paragraph, please include the 1933 Act file numbers as well when incorporating the items by reference.

Response: Requested disclosure has been added.

9.	Comment:

On page 7, second paragraph from the bottom, Mid-Cap Value is described as having R6 shares in brackets. Please clarify the change of IS shares to R6 shares on EDGAR.

Response: Registrant confirms the Class IS shares will be renamed Class R6 shares effective September 18, 2017, as described in a supplement filed on EDGAR on August 16, 2017. Further, we confirm that the share class identifiers will be changed on Edgar once the change is effective. Note: We plan to file a 497 filing on September 18, 2017 containing the prospectus/proxy statement with the referenced share class identified as Class R6 shares.

10.	Comment:

On page 8, second full paragraph, please consider whether the description of dividends and distributions should be in present tense rather than future tense.

Response: The disclosure has been revised to reflect present tense rather than future tense.

11.	Comment:

On page 9 in the comparison of investment strategies, Contrarian Value invests in “securities” while Mid-Cap Value invests at least 80% in “U.S.-traded equity securities.” Is this a material difference that should be discussed in the document where the differences in the Funds are described?

Response: No, there is no material difference in the underlying investment strategies, just in the terminology used to describe them. Both funds invest primarily in U.S.-traded equity securities. We do not believe that any additional disclosure to this effect is necessary and have made no changes in response to this comment.

12.	Comment:

On page 10, in the third paragraph disclosing that all or a substantial portion of the securities held by Contrarian Value may be sold after the Reorganization:

i) please disclose the estimated amount of portfolio securities to be sold;

ii) please disclose the estimated per share and total amount of brokerage costs; and

iii) please disclose the estimated per share and total amount of realized gains for tax purposes.

EDGAR Operations Branch
September 7, 2017

Response: Since market conditions, portfolio valuations and other factors at the time of the combination of the Funds’ portfolios cannot be known at this time, it also cannot be determined at this time (i) which or the amount of securities that may be sold after the Reorganization; (ii) the brokerage costs that may result from any such sales; or (iii) the amount of any realized gains for tax purposes that may result from any such sales. We have, however, added the following disclosure to the referenced paragraph in order to address the potential impact to shareholders: “For any such sales, the transaction costs will be borne by Mid-Cap Value. Such costs are ultimately borne by the surviving Fund’s shareholders. In addition, the disposition of assets acquired through the Reorganization by Mid-Cap Value may result in taxable gains or losses on those assets, which will accrue to all of the surviving Fund’s shareholders.”

13.	Comment:

Please confirm to the Staff that the fees shown in the fees and expenses tables beginning on page 10 are still current. See Item 3 of Form N-14.

Response: We hereby confirm that the fees shown in the referenced fees and expenses tables are still current.

14.	Comment:

In the Shareholder Fees portion of the tables beginning on page 10, please delete the parenthetical information for those share classes with ‘None’ in all columns.

Response: Registrant has removed information in parentheses as requested.

15.	Comment:

In footnote (c) on page 12:

a) disclose who can terminate the expense limitation agreement during the contractual period

Response: Registrant has added the following after the first sentence in the footnote: “This arrangement may be modified or discontinued prior to July 31, 2019 only with the approval of the fund’s Board of Trustees.”

b) please add, as a condition for recoupment of fees or expenses that have been waived, that expenses after recoupment may not exceed the limit in place at the time of the waiver

Response: Registrant has added the following at the end of footnote (c): “, provided that the recapture does not cause the fund to exceed the expense limit in effect at the time of the waiver or reimbursement.”

c) please add the expiration date and a description of the recoupment abilities by the Adviser whenever the contractual expense waiver is mentioned.

Response: Requested disclosure has been added.

EDGAR Operations Branch
September 7, 2017

16.	Comment:

With respect to the exemptive order described in the last paragraph of page 16, if the order does not cover Contrarian Value, it should be discussed in the description of the differences between the Funds.

Response: Because the referenced exemptive order does not cover Contrarian Value, we have added specific disclosure to so state. In addition, the description of the differences between the Funds states that this exemptive order applies to Mid-Cap Value but not to Contrarian Value.

17.	Comment:

In the description of the risks of investing in the Funds, should there be a description of the difference in a fund that invests in mid cap securities compared to a fund that invests in mid cap and large cap?

Response: Although Contrarian Value is permitted to invest in mid cap and large cap issuers, our analysis has shown that it has historically invested less than 15% of its assets in large cap issuers. Additionally, the holdings based style analysis from Morningstar shows the portfolio is and has always been in the mid-cap space. We do not believe that any additional disclosure is warranted.

18.	Comment:

In the description of Sector Risk on page 19, if Mid-Cap Value is focused in specific sectors, the risk of investing in those specific sectors should also be described.

Response: Mid-Cap Value is not designed to specifically focus on any particular sector or sectors; we have therefore made no changes in response to this comment.

19.	Comment:

In the capitalization table on page 22, because pro forma financial information is not included in the SAI of the Registration Statement, the information in the capitalization table should be dated within 30 days of the filing. Please also include footnotes explaining the adjustments to the capitalization table.

Response: We have updated the capitalization table with information as of August 31, 2017. Please see the updated table included with this letter.

20.	Comment:

In the share redemption description in the last paragraph on page 23, if the new information required under Item 11(c)(7) and (8) of Form N-1A is not included in the prospectus that is incorporated by reference, please add the required disclosure here.

Response: Registrant confirms that the information required under Item 11(c)(7) and (8) of Form N-1A is included in each of the prospectuses that are incorporated by reference.

EDGAR Operations Branch
September 7, 2017

21.	Comment:

On page 27 in the last sentence of the fifth paragraph describing costs, please clarify what is meant with “plus expenses.”

Response: We have corrected the reference disclosure by removing the phrase “plus expenses.”

22.	Comment:

The SAI contains the statement that the net asset value of Contrarian Value does not exceed ten percent of the net asset value of Mid-Cap Value as of March 31, 2017. Per Item 14.2 of Form N-14, the measurement date of inclusion test for whether pro forma financial information should be included should be within 30 days of filing, so please adjust the March 31 date to a date within the required window.

Response: The requested disclosure has been updated to August 31, 2017.

* * *

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/Arie Heijkoop Jr.

Enclosures

cc: Jennifer Fromm, Esq.

Kevin J. Carr, Esq.

Ann Flood

David C. Mahaffey, Esq.

Pro Forma Capitalization

The following table sets forth the capitalization of the Funds as of August 31, 2017, and the capitalization of Mid-Cap Value on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value. The pro forma data reflects an exchange ratio of approximately 2.5126 Class A shares, 2.4703 Class C shares, 2.4823 Class I shares and 2.4818 Class R6 shares of Mid-Cap Value for each Class A, Class C, Class I and Class R6 share, respectively, of Contrarian Value.

Capitalization of Contrarian Value, Mid-Cap Value and

Mid-Cap Value (Pro Forma)

	Contrarian Value	Mid-Cap Value	Adjustments	Mid-Cap Value (Pro Forma) After Reorganization
Net Assets (in 000s)
Class A	$73,555	$334,576	($32)(a)	$408,099
Class C	$24,438	$50,026	($11)(a)	$74,453
Class I	$69,038	$2,232,040	($31)(a)	$2,301,047
Class R6	$2,995	$351,769	($1)(a)	$354,763
Total Net Assets	$170,026	$2,968,411		$3,138,362
Net Asset Value Per Share
Class A	$35.62	$14.17		$14.17
Class C	$34.17	$13.83		$13.83
Class I	$35.58	$14.33		$14.33
Class R6	$35.57	$14.36		$14.36
Shares Outstanding (in 000s)
Class A	2,065	23,615	3,124(b)	28,804
Class C	715	3,616	1,051(b)	5,382
Class I	1,940	155,707	2,876(b)	160,523
Class R6	84	24,491	124(b)	24,699
Total Shares Outstanding	4,804	207,429	7,175	219,408
(a)	Reflects Reorganization costs to be borne by Contrarian Value.

(b)	Reflects change in shares outstanding due to an increase of Class A, Class C, Class I and Class R6 shares of Mid-Cap Value in exchange for Class A, Class C, Class I and Class R6 shares, respectively, of Contrarian Value based on the net asset value of Mid-Cap Value’s Class A, Class C, Class I and Class R6 shares, respectively, at August 31, 2017.

The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.